Exhibit 99.1
COMPANY STATEMENT
For media enquiries please call Peter
Baker on: Tel: (02) 8274 5239
For analyst enquiries please call Steve
Ashe on: Tel: (02) 8274 5246
Mob: 0408 164 011.
February 1, 2008
Board Changes
Appointment of New Chairman
James Hardie announced today that Michael Hammes is replacing Don DeFosset as Chairman of the company’s Supervisory and Joint Boards (the Board) effective January 31, 2008.
In announcing the change, the Board thanked Mr DeFosset for his contribution since stepping into the role last April, overseeing a period that included the implementation of the new asbestos compensation fund and the consolidation of the new Board.
Mr DeFosset advised that he is stepping down as Chairman due to the demands of his other board and business commitments. He intends to remain a member of the Board until August 31, 2008, after the next Annual General Meeting, at which time his resignation from the Board will be effective. Mr DeFosset stated: “I am pleased with the considerable achievements at James Hardie over the past year and glad to have had the opportunity to serve as Chairman during a period of challenging business conditions.”
Mr Hammes, 65, has been a non-executive Director of the company since February 2007. He is an experienced chairman and company director, and has held senior executive positions in the medical products, hardware and home improvement, and automobile sectors.
Mr Hammes is also a director of Sunrise Medical and a director of Navistar International Corporation.
Mr Hammes said: “James Hardie has a great business with significant growth potential and I look forward to working with the Board and management to help bring this to fruition.”
The company also announced today that John Barr has advised that he is resigning from the Board effective 31 March 2008 to spend more time on his other board and business commitments. Mr Barr joined the Board in September 2003 and was Acting Chairman from February 2007 to April 2007. The Board also thanked Mr Barr for his contribution during his time on the Board which included overseeing the successful negotiation and subsequent approval by shareholders of the asbestos compensation funding arrangements.
David Andrews will take over from Mr Barr as Chairman of the Remuneration Committee from 1 February 2008. Donald McGauchie remains as Deputy Chairman of the Board and Chairman of the Nominating and Governance Committee.
END

Media Enquiries:

Peter Baker

Telephone:	61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:

Steve Ashe

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; and foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list and factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.